NewsRelease

TransCanada To Proceed With $655 million
Saddle West Natural Gas Project

Project will increase NGTL System capacity for gas producers

CALGARY, ALBERTA - December 7, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), will move forward with an expansion of its NGTL System, the Saddle West Project, which will increase total natural gas transportation capacity on the northwest portion of the system by approximately 355 million cubic feet per day (MMcf/d). The project is underpinned by incremental firm service contracts and is expected to be in service in 2019.

“This project will increase capacity in a critical area of the NGTL System that connects and transports growing supplies of unconventional natural gas,” said Karl Johannson, executive vice-president and president, natural gas pipelines. “NGTL’s unparalleled footprint enables us to efficiently meet the increased transportation needs of our customers in the Montney, Duvernay and Deep Basin areas and to reliably connect new production to high-value intra and ex-basin markets.”

The Saddle West Expansion Project will include 29 kilometres of 36-inch pipeline looping of existing mainlines, the addition of five compressor units at existing station sites and new metering facilities. An application to construct and operate the project will be filed with the National Energy Board in the third quarter of 2017, and subject to regulatory approvals, construction is expected to start in 2018.

“The NGTL System is a key component of TransCanada’s high-quality portfolio of energy infrastructure assets that continues to produce solid results in various market conditions,” added Johannson. “Our strategy is to maintain and optimize NGTL’s competitive position and to focus on growing our established network to transport growing volumes of WCSB gas.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of

TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522